  FORM 10-Q

EXHIBIT 11

HICKOK INCORPORATED
CONSOLIDATED STATEMENT OF COMPUTATION OF EARNINGS
PER COMMON SHARE AND COMMON SHARE EQUIVALENTS

Three Months Ended March 31,	Six Months Ended March 31,

	2014	2013	2014	2013

NET INCOME
Net Income (loss) applicable to common shares for basic earnings per share	$(297,655)	$119,431	$(617,942)	$263,235

Net Income (loss) applicable to common shares for diluted earnings per share	$(297,655)	$119,431	$(617,942)	$263,235

SHARES OUTSTANDING
Weighted average shares for basic earnings per share	1,638,215	1,638,215	1,638,215	1,582,776

Net effect of dilutive stock options – based on the treasury stock method using year-end market price, if higher than average market price	-*	30,044	-*	30,044

Total shares for diluted earnings per share	1,638,215	1,668,259	1,638,215	1,612,820

Basic Earnings Per Common Share	$(.18)	$.08	$(.38)	$.17

Diluted Earnings Per Common Share	$(.18)	$.07	$(.38)	$.16

* Net effect of stock options was antidilutive for the period.